Exhibit 12.1

Inland Real Estate Corporation

Ratios of Earnings to Fixed Charges

	Fiscal year	Fiscal year	Fiscal year	Fiscal year	Fiscal year
	ended	ended	ended	ended	ended
	12/31/11	12/31/10	12/31/09	12/31/08	12/31/07

Fixed Charges
Interest expense(1)	41,668	36,293	34,155	46,052	48,807
Interest capitalized	—	—	659	1,271	1,636
Amortized discount related to indebtedness	(1,288)	(1,426)	(1,422)	(1,804)	(1,721)
Estimate of interest with rental expense	—	—	—	—	—
Preference security dividend requirements	948	—	—	—	—
Total fixed charges	41,328	34,867	33,392	45,519	48,722

Earnings
Income (loss) from continuing operations	(8,998)	(314)	6,453	29,038	39,395
Exclude income or loss from equity investees	8,124	4,365	16,494	(4,727)	(5,731)
Exclude non-controlling interest in consolidated subsidiaries	—	—	—	—	—
Exclude income tax benefit (expense) of taxable REIT subsidiary	(632)	719	(513)	198	633
Plus:
Fixed charges	41,328	34,867	33,392	45,519	48,722
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	1,146	904	42	1,740	6,449
Pre-tax losses of equity investees	—	—	—	—	—
Less:
Interest capitalized	—	—	659	1,271	1,636
Preference security dividend requirements	948	—	—	—	—
Minority interest in pre-tax income of subsidiaries	—	—	—	—	—
Total earnings	40,020	40,541	55,209	70,497	87,832

Ratio of Earnings to Fixed Charges	0.97 (2)	1.16	1.65	1.55	1.80

(1) Includes amortized premiums and discounts related to indebtedness

(2) For this period, earnings were less than fixed charges. The amount of the deficiency, or the amount of fixed charges in exces of earnings, was approximately $1,308.